SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

[PricewaterhouseCoopers’ logo]

PricewaterhouseCoopers

Rua da Candelária, 65 11º, 14º, 15º e 16º

Cjs. 1302 a 1304

20091-020 Rio de Janeiro, RJ – Brazil

Post Box  949

Telephone (21) 3232-6112

Fax (21) 2516-6319

pwc.com/br

May 17, 2010

Attn.: Mr. Guilherme Melega

            Mr. Joel Benedito Junior

Esq. Messrs. Administrators

Quattor Participações S.A.

Rio de Janeiro – RJ

Dear Sirs,

The purpose of this letter is to broaden our understanding regarding the services proposed to Quattor Participações S.A. (“Quattor Participações” or “company”) in our proposal Letter for the rendering of professional services of independent auditing, entered into by and between PricewaterhouseCoopers Auditores Independentes and Quattor Participações S.A., on April 14, 2010. All clauses in such letter to contract these services shall remain the same, except for the addition of the following service to our scope of work:

(a) Appraisal of the equity value of the shares which represent the capital of Quattor Participações S.A. on March 31, 2010.

(i) Our appraisal will be carried out in connection to the auditing works for March 31, 2010 described in our proposal letter of April 14, 2010, and will be used in the process of merger of shares of Quattor Participações S.A. into Braskem S.A.

By adding the aforementioned service, we will issue an appraisal report on the equity value of the shares which represent the capital of Quattor Participações S.A. on the base date of March 31, 2010.

For the audit services presented herein, as an addition to the services previously proposed, we propose a fee in the amount of thirty thousand reais (R$ 30,000.00) to be paid as a single installment, due on June 5, 2010.

Quattor Participações S.A.

Expenses related to our works, such as: air tickets, accommodation, mail service, photo copies, communications, meals, mileage and transport, among others, will be charged at cost and with debit notes, apart from the fees, as they are incurred, limited to 4% of the total fee.

Our fees presuppose the following aspects:

(b) The valuable and necessary assistance of the company’s collaborators, in order to previously prepare the appraisals (request for analyses) and account reconciliation, necessary for the process of closing the accounts, essential to the auditing examination, as well as the identification and separation of filed documents.

It is necessary to stress that filling the analyses request (to be delivered in advance) in a timely, correct and complete manner is essential for us to perform our works efficiently and within the schedule proposed. The process we adopt, of requesting our clients to prepare such analyses and statements, becomes really advantageous and economical as we can dedicate out time exclusively to the audit/review of the information and data related to the accounts and not to its compilation.

(c) Extraordinary inquiries which involve our specialized departments or special services will be billed separately from the aforementioned fees, after your prior appraisal and approval.

(d) The amount of our fees, as mentioned above, includes taxes, fees, contributions and other charges levied on the services contracted herein, pursuant to the prevailing law on the date of issuance of this proposal. As regards Tax on Services of Any Nature (Imposto sobre Serviços de Qualquer Natureza – ISSQN), as PricewaterhouseCoopers is a company of professionals performing a legally regulated activity, it contributes to ISSQN a fixed amount calculated according to the number of employees working in the company, and the sum ascertained is already included in our fees.

(e) The schedule of dates for visits, appraisals and reports, as well as the schedule for the appraisal and report to be prepared by the administration, aligned with PricewaterhouseCoopers, will be appropriately complied with as regards the terms established and the appropriate filling in thereof.

Quattor Participações S.A.

If you agree with this addendum to the contract, which changes solely our scope of work described in item (a) mentioned above, and if the terms above are acceptable, please send us a copy of this letter signed on the spaces provided below, returning it to our attention.

Best regards,

[signature]                                                                                       [signature]

PricewaterhouseCoopers                                                          Carlos Alberto de Sousa

Auditores Independentes                                                         Accountant CRC 1RJ056561/O-0

CRC 2SP000160/O-5 “F” RJ

The parties agree with the services and terms defined in this letter

By:_______________________________

Guilherme Melega

Head of the Controller’s Department

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 04, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.